UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company (issuer))
FOSTER THOMAS COMPANY
(offeror)
a wholly-owned subsidiary of
L.B. FOSTER COMPANY
(parent of offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212101
(CUSIP Number of Class of Securities)
David Voltz
L.B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220
(412)-928-3417
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Lewis U. Davis, Jr., Esq.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$114,067,450	$8,133

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes a purchase price of $11.71 per share and the purchase of 9,741,029 shares of Portec common stock, which is represented by (i) 9,602,029 outstanding shares of common stock; and (ii) 139,000 shares of common stock that were issuable with respect to all outstanding options, in each case as provided by Portec, as of the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $71.30 per million dollars of the transaction valuation amount.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,133 Filing Party:	L.B. Foster Company and Foster Thomas Company
Form or Registration No.: Schedule TO-T	Date Filed: February 26, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (as originally filed with the Securities and Exchange Commission on February 26, 2010 and as amended by Amendment No. 1 thereto filed with the SEC on March 1, 2010, the “Schedule TO”) by (i) Foster Thomas Company, a West Virginia corporation (the “Purchaser”) and a wholly-owned subsidiary of L.B. Foster Company, a Pennsylvania corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Portec Rail Products, Inc., a West Virginia corporation (“Portec”), at a purchase price of $11.71 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of the Purchaser and Parent. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answers to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for herein.
Item 11. Additional Information.
     Item 11 (a)(5) of the Schedule TO is hereby amended and supplemented by adding the following paragraph:
     “On March 2, 2010, Portec was served with a lawsuit related to the Offer and the Merger which was filed on February 19, 2010 in the Circuit Court of Kanawha County, West Virginia, and captioned Barbara Petkus v. Portec Rail Products, Inc., et al., against Portec and each of Portec’s directors, on behalf of a purported class of public stockholders of Portec. The complaint alleges that the director defendants breached their fiduciary duties in connection with the Offer and the Merger. Based on these allegations, the plaintiffs seek, among other relief, preliminary and permanent injunctive relief against the Offer and the Merger, direction to the director defendants to properly exercise their fiduciary duties with respect to the Offer and Merger or another transaction, and the costs and expenses of the action, including reasonable allowance for attorneys’ and experts’ fees and expenses. On February 25, 2010, a request for production of documents relating to the Offer and the Merger was filed in the Circuit Court of Kanawha County, West Virginia in connection with the above action. A copy of the complaint is filed as Exhibit (a)(5)(D) hereto, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(D).”
Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(5)(D)	Complaint captioned Barbara Petkus v. Portec Rail Products, Inc., et al., filed in the Circuit Court of Kanawha County, West Virginia

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

L.B. FOSTER COMPANY
Date: March 3, 2010	By:	/s/ Stan L. Hasselbusch
	Name:	Stan L. Hasselbusch
	Title:	President and CEO

FOSTER THOMAS COMPANY
Date: March 3, 2010	By:	/s/ Stan L. Hasselbusch
	Name:	Stan L. Hasselbusch
	Title:	President & CEO

Exhibit	Exhibit Name

(a)(5)(D)	Complaint captioned Barbara Petkus v. Portec Rail Products, Inc., et al., filed in the Circuit Court of Kanawha County, West Virginia